

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 29, 2008

Mr. Robert Castaigne
Chief Financial Officer
TOTAL S.A.
2, place de la Coupole
La Défense 6
92400 Courbevoie
France

> **Re:** **TOTAL S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed April 2, 2008**
> **File No. 1-10888**

Dear Mr. Castaigne:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2007

Selected Financial Data, page 1

1.   We note your footnote (f) disclosure on page two indicating that "TOTAL did not publish financial data in accordance with IFRS in 2003 because, at the time, our financial statements were required to be presented in conformity with French

Generally Accepted Accounting Principles. For this reason, we have not provided selected financial data for 2003." Please confirm, if true, that you have not provided the selected financial data for 2003 in reliance upon the accommodation provided under Item 3.A.1. of Form 20-F, wherein the earliest of the two years of the five year period may be omitted when a registrant cannot provide the information without unreasonable effort or expense, or otherwise advise.

Risk Factors, page 4

2.   Given the apparent potential liability the issuer faces as a result of pending litigation, provide specific risk factor disclosure to identify and discuss the risk. For example, we refer you to the discussion at page 93 of the explosion that occurred at the Grande Paroisse industrial site. It would appear that if you incur the maximum (net) liability from the Grande Paroisse situation, 1.39B euros, this would have a material adverse impact on your results of operations for the period in which the amount is first reflected in your financial statements. In the alternative, explain to us in necessary detail why you do not believe that additional risk factors disclosure of these matters would be necessary.

We have activities in certain countries which are subject to U.S. sanctions… page 6

3.   We note that in the third paragraph you state that Total has made investments "in excess" of $20 million in Iran. Please revise to disclose the dollar investment made in Iran in the prior period. Also disclose Total's share of the estimated cost to develop the South Pars field.

4.   We note the disclosure in this section and under "Regulations concerning Sudan," which is on page 47, that the company has no active business in Sudan. Please confirm supplementally that you are currently paying no royalty or rent for your interest in Block B in Southern Sudan. We also note in the second paragraph on page 47 that under the 1980 Exploration and Production Sharing Agreement, as revised in 2004, that at a resumption date, that event would mark the starting point of Total's work obligations. If the resumption date has been triggered, then disclose the estimated cost of the company's obligation under the Exploration and Production Sharing Agreement.

Information on the Company, page 7

South America, page 19

5.   We note your disclosure under this heading that "In Bolivia, the Group was required to renegotiate the contracts for the fields in which it had interests pursuant to the May 1, 2006 decree regarding the nationalization of hydrocarbons. These new exploration and production contracts with the Bolivian government became effective on May 2, 2007." Please explain to us and disclose the financial impact to your results of operations that you incurred or expect to incur as a result of the renegotiation of these contracts, if material. In this regard, we note similar disclosure regarding your operations in Venezuela in Note 32, wherein you disclose that those negotiations led to a settlement with the Venezuelan government.

Compensation, page 69

6.   It appears that you have omitted disclosure regarding compensation on an individual basis for all but your directors and chief executive officer. Please revise to include disclosure of compensation for your other executive officers, or explain why such disclosure is not required. See Item 6.B.1 of Form 20-F.

Financial Information, page 93

Grande Paroisse

7.   We note your disclosure on page 94 that under French law, Grande Paroisse is presumed to be solely responsible for the explosion as long as the cause remains unknown; and that Grande Paroisse estimates "the compensation of all claims and related expenses amounts to 2.19 B€" Given the amount of the estimate for claims and related expenses, please tell us and expand your disclosure to explain why you have recorded a provision for potential liability and complementary claims at only 134 M€as of December 31, 2007 and 176 M€as of December 31, 2006. Please cite the authoritative accounting guidance you are relying on in support of your provision during the periods presented.

1) Accounting Policies, page F-7

J) Other Property, Plant and Equipment, page F-10

8.   We note your disclosure under this heading that "The costs of major turnarounds of refineries and large petrochemical units are capitalized as incurred and depreciated over the period of time between two consecutive major turnarounds."

Based on this disclosure, please tell us the accounting literature you are relying upon in support of your accounting policy for major turnarounds and why you believe the time period between two consecutive major turnarounds is appropriate.

20) Financial Debt and Related Financial Instruments, page F-48

C) Net-Debt-to-Equity Ratio, page F-53

9.   We note from your Net-debt-to-equity ratio that you exclude estimated dividends payable to arrive at total shareholder's equity. Please explain to us why you believe excluding estimated dividends payable to arrive at total shareholder's equity is appropriate for this ratio.

Exhibits 12.1 and 12.2

10.   We note your certifications are worded such that they do not precisely match the language as set forth in exhibit requirement paragraph (12) of Item 19 of Form 20-F. In this regard and without limitation, there is no provision for your certifying officers to identify their position held with the Company in the first line of the certification. Please refer to Item 19 of Form 20-F for the exact text of the required certifications and amend your exhibits as appropriate.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721, or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Nicholson at (202) 551-3584, or Tim Levenberg, Special Counsel, at (202) 551-3707, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director